During the six months ended June 30, 1999, certain of the Funds' investment policies were changed as set forth below:

Founders Mid-Cap Growth Fund
Effective May 1, 1999

     Mid-Cap Growth Fund's investment policies were changed to state that the Fund emphasizes investments in equity securities of medium-sized companies that the adviser believes have favorable growth prospects. The Fund normally invests at least 65% of its total assets in equity securities of companies having a market capitalization within the capitalization range of companies comprising the Standard & Poor's MidCap 400 Index. The Fund also may invest in larger or smaller companies if, in the adviser's opinion, they represent better prospects for capital appreciation. The Fund may invest up to 30% of its total assets in foreign securities, with no more than 25% of its total assets invested in the securities of any one foreign country.

Founders Discovery Fund
Effective May 1, 1999

     Discovery Fund's investment policies were changed to state that the Fund normally invests at least 65% of its total assets in common stocks of small, rapidly growing U.S. based companies with market capitalizations or annual revenues between $10 million and $1.5 billion. Typically, these companies are not listed on a national securities exchange, but trade on the over-the-counter market. The Fund also may invest in larger companies if, in the adviser's opinion, they represent better prospects for capital appreciation. Although the Fund normally will invest in common stocks of U.S. based companies, it may invest up to 30% of its total assets in foreign securities.